Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

SUPPLEMENT NO. 4 DATED APRIL 29, 2011

TO THE PROSPECTUS DATED DECEMBER 10, 2010

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. dated December 10, 2010, Supplement No. 1 dated January 5, 2011, Supplement No. 2 dated April 4, 2011, and Supplement No. 3 dated April 27, 2011. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the offering of shares of common stock of Carter Validus Mission Critical REIT, Inc.;

(2)	update to prior performance summary; and

(3)	update to Prior Performance Tables for Program Properties.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010. Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan. As of April 29, 2011, we had accepted investors’ subscriptions for and issued 216,544 shares of our common stock in the offering, resulting in our receipt of gross proceeds of $2,163,938. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Tennessee, the conditions of which, to date, have not been satisfied. As of April 29, 2011, we had 174,783,456 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until December 10, 2012, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by December 10, 2012, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

PRIOR PERFORMANCE SUMMARY

The section titled “Prior Performance Summary” on page 118 of the prospectus is superseded in its entirety as follows:

Prior Investment Programs

The information presented in this section represents the historical experience of certain real estate programs sponsored or managed over the last ten years by Mr. Carter, the principal of Carter/Validus REIT Investment Management Company, LLC, our sponsor, including Carter & Associates, L.L.C., or Carter & Associates, where Mr. Carter is one of the principals and Mr. Peterson is the Chief Executive Officer and a principal. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

This discussion includes a narrative summary of the experience of Mr. Carter and Carter & Associates in the last ten years for (i) all non-public programs sponsored by them and their affiliates which raised funds from outside investors, and (ii) investments for their own account. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate investment programs and to disclose any material adverse business developments sustained by them. The information set forth is current as of December 31, 2010, except where a different date is specified.

For purposes of this summary and the tables included in this prospectus, we have divided the information into two separate categories. One category describes the investment performance of Mr. Carter and Carter & Associates, investing for its own account, or the Non-Programs during the ten years ended December 31, 2010. The investments made under the Non-Programs are referred to as “Non-Program Properties.” The other category describes the investment performance of the non-public real estate investment programs sponsored by Mr. Carter and Carter & Associates that raised funds from outside investors, or the Programs, during the ten years ended December 31, 2010. The investments made under the Programs are referred to as “Program Properties.”

We intend to conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by affiliates of our advisor. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the section entitled “Conflicts of Interest” in this prospectus for additional information.

The following tables are included as Appendix A herein:

Table I	—	Experience in Raising and Investing Funds (As a Percentage of Investment)
Table II	—	Compensation to Sponsor (in Dollars)
Table III	—	Annual Operating Results of Prior Real Estate Programs
Table IV	—	Results of Completed Programs
Table V	—	Results of Sales or other Dispositions of Properties

Additional information relating to the acquisition of Program Properties is contained in Table VI, included in Part II of the registration statement, which we have filed with the SEC. Copies of Table VI will be provided to prospective investors at no charge upon request.

Carter & Associates

Over the last 50-plus years, Carter & Associates has grown to become one of the largest privately held full service commercial real estate companies in the Southeastern United States. In 2010, Carter & Associates was ranked No. 4 on National Real Estate Investor’s annual list of the Top 25 office developers. Carter & Associates currently owns, manages or leases approximately 25 million square feet of space in 15 states across the United States. After successfully and responsibly navigating five decades of real estate cycles, we believe that Carter & Associates’ deep longstanding relationships and lack of legacy property issues place us in a unique position to take advantage of the current and impending real estate investment opportunities.

Narrative Summary of Program Properties

During the ten years ended December 31, 2010, Carter & Associates and its predecessor and affiliate entities sponsored two Programs: The Carter Real Estate Fund I, or CREF I, and The Carter Real Estate Fund II, or CREF II. During this period, Carter & Associates raised capital pursuant to the Programs from outside individual and institutional investors in the aggregate amount of approximately $153 million. The Program Properties to date consist of seventeen separate investments in existing asset acquisitions and ground up developments, including office, medical office, industrial, retail, land, multi-family and single family residential properties. During such period, Carter & Associates caused the sale of six of the Program Properties. No investor failed to receive a distribution when due.

The Carter Real Estate Fund I

CREF I commenced in October 2003. Since inception, Carter & Associates raised capital from 35 institutional and individual investors in the aggregate amount of $87,695,816. Carter & Associates generally provided its own capital while partnering with other institutional or private equity investors, with Carter & Associates performing the role of general or managing member responsible for actively operating the investments. CREF I purchased eight properties for an aggregate acquisition cost of $87,102,810, of which 84% was invested in commercial properties and 16% in residential properties, consisting of 89.82% of used properties and 10.18% of new properties. As of December 31, 2010, six properties had been sold. The following is a breakdown of properties purchased by CREF I based on property type and the approximate percentage of the aggregate cost of all properties purchased:

Property Type	As an Approximate Percentage of the Aggregate Cost
Commercial :
Office	67%
Industrial	4%
Retail	13%

Residential (Multifamily) :
Condominium Development	8%
Development Site	8%

From December 2003 to June 2006, CREF I acquired or developed the following properties:

•	1100 Peachtree, a 28-story, 583,000 square foot, class A office tower located in midtown Atlanta, Georgia;

•	Chastain Center, a 303,000 square foot business park in Marietta (Atlanta), Georgia;

•	Powers Ferry Landing West, a 55-acre site consisting of 12 class B office buildings and two restaurants totaling 525,000 square feet in Atlanta, Georgia;

•	Woodlands Square, a 297,000 square foot community shopping center in Oldsmar (Tampa), Florida;

•	Tech Corner, a 46,000 square foot office development in Norcross (Atlanta), Georgia;

•	Regents Park at Peachtree Battle, a 23-unit luxury residential townhome and condominium development in the Buckhead neighborhood of Atlanta, Georgia;

•	4100 Henry Ford II Avenue, a 396,000 square foot industrial park in the airport submarket of Atlanta, Georgia; and

•	Regents Park Phase II, a 2.46 acre site adjacent to Regents Park at Peachtree Battle in the Buckhead neighborhood of Atlanta, Georgia.

The Carter Real Estate Fund II

CREF II commenced in April 2007. Since inception, Carter & Associates raised capital from 63 outside investors in the aggregate amount of $82,145,688. Carter & Associates partnered with other institutional or private equity investors, with Carter & Associates performing the role of general or operating partner responsible for actively managing the investments. CREF II purchased nine properties for an aggregate acquisition cost of $62,888,759, of which 50% was invested in commercial properties and 50% in residential properties, consisting of 50% used properties and 50% new properties. As of December 31, 2010, CREF II’s investments in the medical office, office, mixed use (residential and retail), multi-family residential and single-family residential sectors have been opportunistic in nature. The properties acquired include ground-up developments, commercial buildings that were not leased at the time of acquisition and the acquisition of land for future sale, as opposed to our investment strategy, which is focused on acquiring occupied, income-producing properties that are net leased at the time of acquisition. The following is a breakdown of properties purchased by CREF II based on property type and the approximate percentage of the aggregate cost of all properties purchased:

Property Type	As an Approximate Percentage of the Aggregate Cost
Commercial :
Medical Office	39%
Office	11%

Residential (Multifamily) :
Apartment/Retail Mixed Use Development	11%
Apartment Community	4%
Condominium Development	17%
Mixed Use Development Site	5%

Residential (Single Family) :
Single Family Home Portfolio	11%
Development Site	2%

As of December 31, 2010, CREF II acquired or developed the following properties:

•	Piedmont West, a 258,978 square foot medical office building in Atlanta, Georgia;

•	President Park, an 80 unit apartment community on a seven acre site in Decatur (Atlanta), Georgia;

•	Legacy Oaks, a 167 acre master development project with remaining unsold development tracts totaling 122.23 gross acres in Knightdale (Raleigh), North Carolina;

•	SunTrust Athens, a 29,600 square foot bank branch and office building on a 1.54 acre site in downtown Athens, Georgia;

•	The Dupree, a 137,818 square foot class A suburban office building in Atlanta, Georgia;

•	Rocky Fork, a residential subdivision consisting of 50 previously developed lots in suburban Atlanta, Georgia;

•

The Banks, an 18 acre multi-phase mixed-use development along the river front in downtown Cincinnati, Ohio. Phase I of the development includes 300 apartment units above 80,000 square feet of street level retail;

•	Omni Bank Portfolio, a portfolio of 271 single family homes in urban Atlanta, Georgia; and

•	Valencia, a 115 unit condominium development in Jacksonville, Florida.

Non-Program Properties

During the past ten years, Carter & Associates and its investors have each invested in numerous real estate properties for their own account. These personal account investments are referred to as “Non-Program Properties.” These properties were purchased or developed with a combination of capital from our sponsor’s principals, joint venture partner equity and mezzanine and senior debt. In joint venture investments, the principals of our sponsor acted as general or operating partner responsible for actively managing the investments.

Carter & Associates

The Non-Program investments of Carter & Associates were undertaken between 2001 and 2010 and totaled approximately $14.9 million in seven projects with an aggregate capitalization, purchase price plus closing costs, of approximately $87.4 million, including debt (83%) and equity (17%). Such investments included:

•	New Manchester I, a 593,404 square foot industrial development located in suburban Atlanta, Georgia;

•	New Manchester II, a 448,312 square foot industrial development located in suburban Atlanta, Georgia;

•	New Manchester III, a 542,491 square foot industrial development located in suburban Atlanta, Georgia;

•	Lindbergh City Center Retail, a transit oriented mixed use office and retail development located in Atlanta, Georgia;

•

Natala Land Corp, the acquisition of 100% of the shares of a corporation with assets consisting of a hotel located in Atlanta, Georgia, a hotel located in Perry, Georgia, and land located in Tifton, Georgia;

•	a vacant 22 acre parcel located in Knightdale (Raleigh), North Carolina; and

•	City Federal, a condominium development of 35 units in Birmingham, Alabama.

In 2007, Carter & Associates caused the sale of New Manchester I, New Manchester II and New Manchester III. In addition in 2010, Carter & Associates sold a parcel located in Knightdale, North Carolina.

Adverse Business Developments and Conditions

Two of the private programs managed by Carter & Associates detailed in Prior Performance Table III had net losses on a tax basis during 2009 and 2010.

CREF I incurred net losses in 2009 and 2010. The loss in 2010 was primarily due to depreciation and amortization associated with the remaining assets of the fund after the fund sold most of its assets in 2007, and made subsequent distributions to its investors attributable to the sold properties. The only investments remaining in the fund are a future development site and a former office development that is currently leased to a non-profit charter school. As a result of contractual rent increases that occur each year, the rent paid by the charter school in 2010 reimburses operating expenses and covers debt service. The loss in 2009 was primarily due to lower rent payments made by the charter school, as well as depreciation and amortization expense. The weak economy has reduced demand for commercial real estate space, resulting in less demand for development of office space and declining rental rates. The fund has no immediate plans to develop the land currently held for development, which incurs carrying costs for the property but is not encumbered by debt.

CREF II incurred net losses in 2009 and 2010. The fund primarily invested in opportunistic, value-add and real estate development opportunities. During 2009, the generally weak overall economic market conditions reduced demand for commercial real estate development, which slowed the fund’s development of its previously acquired development sites beyond its expected rate. In addition, the fund experienced a longer period to fully lease the developed properties. During the investment period, 73% of the investments by the fund were ground-up developments in various stages of construction and lease up and had not yet leased to a level where they were generating positive cash flow. The fund’s cash flow deficit decreased significantly from 2009 to 2010 as a result of rental revenue increasing due to lease incentives given in 2009 expiring in 2010 coupled with new leases being executed in 2010. The other investments in the fund represented land held for future development or sale and did not generate income. Due to the fund’s investment strategy, cash flow deficits within the fund are contemplated and are currently funded by loan proceeds and investor equity contributions. Due to the recent economic downturn, stabilization of the properties will take longer than expected; therefore the sponsor of the fund has negotiated loan extensions on each of the properties for periods ranging between 12 and 24 months.

Advisory Services

Carter & Associates has ongoing relationships with several large, private real estate investors for which Carter & Associates has provided advisory services in connection with the acquisition, operation and disposition of properties. As set forth in the table below, during the period of January 1, 2005 through December 31, 2010, Carter & Associates has assisted in the acquisition and operation of 49 properties, totaling approximately 16,579,521 square feet for an aggregate purchase price of $1,840,728,185. These properties include class A office, class A industrial and mixed-use high rise residential and retail properties in 13 states.

Advisory Services — Information on properties Carter & Associates acquired on behalf of private real estate investors from January 1, 2006 through December 31, 2010. Carter & Associates provided acquisition and advisory services with respect to, but did not own, these properties.

Property/Portfolio	Property Type	Location	Number of Properties	Square Feet	Acquisition Date	Purchase Price (1)	Mortgage Financing
Southern US Portfolio	Class A Office	Florida, Georgia, Virginia, North Carolina, Kentucky, Texas	21	3,104,153	8/30/2005	$626,160,929	$416,000,000

Four Penn Center	Class A Office	Philadelphia, Pennsylvania	1	522,600	3/30/2006	$115,402,800	$81,750,000

Skymark Tower	Class A Office	Arlington, Texas	1	115,393	12/28/2006	$13,289,093	$10,000,000

US Supply Chain Portfolio	Class A Industrial	Ohio, Tennessee, California	23	10,767,140	1/11/2007	$493,527,032	$376,000,000

Grand Plaza	Class A High-Rise Residential and Retail	Chicago, Illinois	1	585,000	1/22/2007	$275,000,000	$160,000,000

RiverPark	Class A Office	Norwalk, Connecticut	1	412,231	10/22/2007	$112,187,988	$67,000,000

Fifth Street Towers	Class A Office	Minneapolis, Minnesota	1	1,073,004	10/22/2007	$205,160,343	$103,000,000

Total			49	16,579,521		$1,840,728,185	$1,213,750,000

(1)	Purchase price includes the cost of the property, closing costs and acquisitions fees, if applicable.

Carter & Associates operated as an advisor in connection with the acquisition and operation of the above properties, without any discretion or authority to acquire properties without the prior approval of the investors. In addition, Carter & Associates did not invest equity of its own or of the investors in any of its Programs for such acquisitions. In connection with such services, Carter & Associates received advisory fees. Carter & Associates generally performed the following advisory services in connection with the acquisition, operation and disposition of these properties:

•	identified potential properties for acquisition;

•	negotiated letters of intent and purchase and sale contracts;

•	obtained financing;

•	performed due diligence services;

•	closing on acquisitions;

•	property management of properties;

•	asset management of properties; and

•	disposition of properties.

Updated Prior Performance Tables for Program Properties

Updated Prior Performance Tables for Program Properties is attached as Appendix A to this prospectus supplement and supersedes and replaces the Prior Performance Tables for Program Properties included as Appendix A to our prospectus.

APPENDIX A

PRIOR PERFORMANCE TABLES FOR PROGRAM PROPERTIES

The tables below provide summarized information concerning the non-public real estate investment programs sponsored by Carter & Associates, L.L.C., a principal of our sponsor, and its affiliates which raised funds from outside investors, or the “Programs.” The investments made under the Programs are referred to as the “Program Properties.” The information contained herein is included solely to provide prospective investors with background to be used to evaluate the real estate experience of our sponsor and its affiliates. The Programs in existence currently are not investing in assets, and as a result, are not in competition with our investment objectives. If one of more Programs invests in assets in the future, Carter & Associates, L.L.C. will offer to us all investment opportunities prior to offering such investment opportunities to any Program, and Carter & Associates, L.L.C. will invest proceeds of a Program in such investment opportunities only if our advisor or our board of directors, as applicable, declines to invest in such investment opportunities. Please see the section of this prospectus titled “Prior Performance Summary” for additional information regarding the Program Properties, as well as information regarding investments made for their own account by Carter & Associates, L.L.C. and Validus Group Partners Ltd., which is also a principal of our sponsor. The tables below do not include information concerning real estate investments by Validus Group Partners Ltd. or its affiliates because Validus Group Partners Ltd. and its affiliates have never raised funds from, or invested funds of, outside investors.

While SEC rules and regulations allow Carter & Associates, L.L.C. to record and report results for its non-public programs on an income tax basis, investors should understand that the results of these non-public programs may be different if they were reported on a GAAP basis. Some of the major differences between GAAP accounting and income tax accounting (and, where applicable, between cash basis and accrual basis income tax accounting) that impact the accounting for investments in real estate generally are as follows:

•

The primary difference between the cash methods and accrual methods of accounting (both GAAP and the accrual method of accounting for income tax purposes) is that the cash method of accounting generally reports income when received and expenses when paid, while the accrual method generally requires income to be recorded when earned and expenses recognized when incurred.

•

GAAP requires that, when reporting lease revenue, the minimum annual rental revenue be recognized on a straight-line basis over the term of the related lease, whereas the cash method of accounting for income tax purposes requires recognition of income when cash payments are actually received from tenants, and the accrual method of accounting for income tax purposes requires recognition of income when the income is earned pursuant to the lease contract.

•

GAAP requires that, when an asset is considered held for sale, depreciation ceases to be recognized on that asset, whereas for income tax purposes, depreciation continues until the asset either is sold or is no longer in service.

•

GAAP requires that, when a building is purchased, certain intangible assets and liabilities (such as above- and below-market leases, tenant relationships and in-place lease costs) are allocated separately from the building and are amortized over significantly shorter lives than the depreciation recognized on the building. These intangible assets and liabilities are not recognized for income tax purposes and are not allocated separately from the building for purposes of tax depreciation.

•

GAAP requires that an asset be considered impaired when the carrying amount of the asset is greater than the sum of the future undiscounted cash flows expected to be generated by the asset, and an impairment loss must then be recognized to decrease the value of the asset to its fair value. For income tax purposes, losses are generally not recognized until the asset has been sold to an unrelated party or otherwise disposed of in an arm’s length transaction.

The following tables use certain financial terms. The following briefly describes the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•

“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Return of Capital” refers to distributions to investors in excess of net income.

Prospective investors should read these tables carefully together with the summary information concerning the Programs as set forth in “Prior Performance Summary” elsewhere in this prospectus.

THE INFORMATION IN THIS SECTION AND THE TABLES REFERENCED HEREIN SHOULD NOT BE CONSIDERED AS INDICATIVE OF HOW WE WILL PERFORM. THIS DISCUSSION REFERS TO THE PERFORMANCE OF PRIOR PROGRAMS AND PROPERTIES SPONSORED BY CARTER & ASSOCIATES, L.L.C. OR ITS AFFILIATES OVER THE PERIODS LISTED THEREIN. IN ADDITION, THE TABLES INCLUDED WITH THIS PROSPECTUS (WHICH REFLECT RESULTS OVER THE PERIODS SPECIFIED IN EACH TABLE) DO NOT MEAN THAT WE WILL MAKE INVESTMENTS COMPARABLE TO THOSE REFLECTED IN SUCH TABLES. IF YOU PURCHASE SHARES IN CARTER VALIDUS MISSION CRITICAL REIT, INC., YOU WILL NOT HAVE ANY OWNERSHIP INTEREST IN ANY OF THE REAL ESTATE PROGRAMS DESCRIBED IN THE TABLES INCLUDED HEREIN (UNLESS YOU ARE ALSO AN INVESTOR IN THOSE REAL ESTATE PROGRAMS).

YOU SHOULD NOT CONSTRUE INCLUSION OF THE FOLLOWING INFORMATION AS IMPLYING IN ANY MANNER THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE INFORMATION BELOW BECAUSE THE YIELD AND CASH AVAILABLE AND OTHER FACTORS COULD BE SUBSTANTIALLY DIFFERENT IN OUR PROPERTIES.

The following tables are included herein:

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS FOR PROGRAM PROPERTIES

Table I provides a summary of the experience of Carter & Associates, L.L.C. and its affiliates as a sponsor in raising and investing funds in prior non-traded real estate investment programs for which the offerings have closed in the most recent three years ended December 31, 2010. Information is provided as to the manner in which the proceeds of the offerings have been applied, the timing and length of these offerings and the time period over which the proceeds have been invested. All figures are as of December 31, 2010.

	The Carter Real Estate Fund I, LLC		The Carter Real Estate Fund II, LLC
		Percentage of Total Dollar Amount Raised		Percentage of Total Dollar Amount Raised
Dollar amount offered	$87,695,816		$82,145,688
Dollar amount raised from investors	$87,695,816		$82,145,688
Less offering expenses:
Selling commissions and discounts retained by affiliates	$—	0.00%	$—	0.00%
Organizational expenses	$126,411	0.14%	$112,195	0.14%
Other wages and commissions	$—	0.00%	$—	0.00%
Available for investment	$87,569,405	99.86%	$82,033,493	99.86%

Acquisition costs:
Prepaid items and fees related to purchase of property(1)	$1,430,527	1.63%	$1,915,365	2.33%
Cash down payment	$80,902,021	92.25%	$54,307,988	66.11%
Other (explain)(2)	$4,770,262	5.44%	$6,665,406	8.11%
Total acquisition costs	$87,102,810	99.32%	$62,888,759	76.56%

Percentage leverage (mortgage financing divided by total acquisition costs)	63%		49%
Date offering began	10/24/2003		4/5/2007
Length of offerings (in months)	3		3
Months to invest 90% of amount available for investment	30		37

(1)	Represents closing costs, including brokerage fees, legal expenses, transfer taxes, title insurance, revenue and expense prorations, and all other costs related to financing and acquisition of property.

(2)	Represents additional investment for leaseup, development and/or redevelopment costs.

TABLE II

COMPENSATION TO SPONSOR FROM PROGRAM PROPERTIES

Table II summarizes the amount and type of compensation paid to Carter & Associates, L.L.C. and its affiliates as a sponsor in prior non-traded real estate investment programs for which the offerings have closed in the most recent three years ended December 31, 2010. All figures are as of December 31, 2010.

	The Carter Real Estate Fund I, LLC	The Carter Real Estate Fund II, LLC
Date offering commenced	10/24/2003	4/5/2007
Dollar amount raised	$87,695,816	$82,145,688
Amount paid to sponsor from proceeds of offering:
Underwriting fees	$—	$—
Acquisition fees:
Real estate commissions	$931,738	$917,125
Advisory/acquisition fees	$246,500	$369,494
Other(1)	$241,507	$1,230,712
Dollar amount of cash generated from operations before deducting payments to sponsor	$18,486,850	$(4,080,839)
Actual amount paid to sponsor from operations(2):
Property management fees	$2,316,903	$475,764
Partnership management fees	$1,187,021	$2,583,928
Reimbursements	$38,045	$—
Leasing commissions	$1,523,167	$1,520,049
Other(3)	$2,348,564	$3,946,728
Total amount paid to sponsor from operations	$7,413,700	$8,526,469
Dollar amount of property sales and refinancing before deducting payment to sponsor
Cash(4)	$144,881,535	$96,000
Notes	$—	$—
Amount paid to sponsor from property sales and financing:
Real estate commissions	$2,331,412	$96,000
Incentive fees(5)	$2,542,462	$—
Other	$—	$—

(1)	Represents fees paid to the sponsor for securing financing and for providing credit enhancement via guarantees and other security in connection with procuring debt financing.

(2)	Investments in The Carter Real Estate Fund II, LLC include land held for future development, ground-up developments under construction or recently completed developments that are not fully leased and generating cash flow from operations. For these investments, the sponsor, or its affiliate, is compensated by partnership management fees, leasing commissions and other development and construction management fees from construction loan proceeds and capital contributions.

(3)	Represents fees paid to the sponsor for property development and tenant improvement construction management. For properties under development, development fees may be funded by construction loan proceeds.

(4)	Represents net cash proceeds from property sales after closing costs and payoff of mortgage.

(5)	Represents promote paid from property sale proceeds upon achievement of certain return hurdles.

TABLE III

OPERATING RESULTS OF PROGRAM PROPERTIES

Table III summarizes the operating results of The Carter Real Estate Fund I, LLC, a prior non-traded real estate investment program sponsored by Carter & Associates, L.L.C. and its affiliates. The results in this Table III are presented on a tax accounting basis.

	For the Year Ended
	2005	2006	2007	2008	2009	2010
Gross revenues	$29,697,107	$16,166,616	$1,647,893	$196,163	$321,071	$479,803
Profit (loss) on sales of properties	$1,203,109	$34,953,166	$70,205,007	$1,753,024	$—	—
Less:
Operating expenses	$12,217,309	$9,525,632	$1,690,777	$679,762	$265,384	$201,906
Interest expense	$8,481,141	$7,313,866	$2,238,838	$1,664,043	$200,711	$183,914
Depreciation	$5,815,446	$4,429,356	$921,986	$186,553	$186,667	$180,649
Amortization	$1,653,968	$412,488	$216,285	$436,502	$53,647	$55,887
Net income (tax basis)	$2,732,352	$29,438,440	$66,785,014	$(1,017,673)	$(385,338)	$(142,553)
Taxable income (loss) from:
Operations	$1,621,687	$(5,417,864)	$3,609,670	$(2,770,697)	$(385,338)	$(142,553)
Gain (loss) on sale	$1,110,665	$34,856,304	$63,175,344	$1,753,024	$—	$—
Cash generated from operations	$8,998,657	$(672,882)	$(2,281,722)	$(2,147,642)	$(145,024)	$93,983
Cash generated from sales	$3,100,071	$52,578,946	$84,328,645	$—	$—	$—
Cash generated from refinancing	$—	$—	$—	$—	$—	$—
Cash generated from operations, sales and refinancing	$12,098,728	$51,906,064	$82,046,923	$(2,147,642)	$(145,024)	$93,983
Less: Cash distribution to investors from:
Operating cash flow	$3,797,342	$512,755	$170,298	$—	—	$—
Sales and refinancing	$2,750,000	$51,884,953	$87,511,862	$853,438	$—	$—
Other	$—	$—	$—	$—	$—	$—
Cash generated after cash distributions	$5,551,386	$(491,644)	$(5,635,237)	$(3,001,080)	$(145,024)	$93,983
Less: Special items	$—	$—	$—	$—	$—	$—
Cash generated after cash distributions and special items	$5,551,386	$(491,644)	$(5,635,237)	$(3,001,080)	$(145,024)	$93,983

Tax and distribution data per $1,000 invested:
Federal income tax results:
Ordinary income (loss) from:
Operations	$22	$(81)	$(159)	$(169)	$(41)	$(15)
Recapture	$1	$1	$327	$—	$—	$—
Capital gain (loss)	$15	$422	$1,109	$107	$—	$—

Cash distributions to investors:
Source (on tax basis):
Investment income	$63	$375	$1,054	$11	$—	$—
Return of capital	$29	$260	$491	$42	$—	$—
Source (on cash basis):
Sales	$38	$627	$1,536	$53	$—	$—
Refinancing	$—	$—	$—	$—	$—	$—
Operations	$54	$8	$9	$—	$—	$—
Other	$—	$—	$—	$—	$—	$—
Amount (in percentage terms) remaining invested in Program Properties at the end of the last year reported in this Table III						11%

TABLE III

OPERATING RESULTS OF PROGRAM PROPERTIES

Table III summarizes the consolidated operating results of The Carter Real Estate Fund II, LLC, a prior non-traded real estate investment program sponsored by Carter & Associates, L.L.C. and its affiliates. The results in this Table III are presented on a tax accounting basis.

	2007	2008	2009	2010
Gross revenues	$716,529	$3,051,444	$6,456,688	$9,709,726
Profit (loss) on sales of properties	$—	$227,152	$218,625	$—
Less:
Operating expenses	$636,403	$3,977,200	$6,899,538	$8,437,789
Interest expense	$466,948	$1,483,164	$2,888,161	$2,285,715
Depreciation	$630,125	$1,674,992	$2,936,941	$2,463,421
Amortization	$235,782	$373,151	$696,990	$702,252
Net income (tax basis)	$(1,252,729)	$(4,229,911)	$(6,746,317)	$(4,179,453)
Taxable income (loss) from:
Operations	$(1,252,729)	$(4,457.063)	$(6,964,942)	$(4,179,453)
Gain (loss) on sale	$—	$227,152	$218,625	$—
Cash generated from operations	$(386,822)	$(2,408,920)	$(3,331,011)	$(1,013,778)
Cash generated from sales	$—	$—	$—	$—
Cash generated from refinancing	$—	$—	$—	$—
Cash generated from operations, sales and refinancing	$(386,822)	$(2,408,920)	$(3,331,011)	$(1,013,778)
Less: Cash distribution to investors from:
Operating cash flow	$150,000	$330,000	$—	$—
Sales and refinancing	$—	$—	$—	$—
Other	$—	$—	$—	$—
Cash generated after cash distributions	$(536,822)	$(2,738,920)	$(3,331,011)	$(1,013,778)
Less: Special items	$—	$—	$—	$—
Cash generated after cash distributions and special items	$(536,822)	$(2,738,920)	$(3,331,011)	$(1,013,778)

Tax and distribution data per $1,000 invested
Federal income tax results:
Ordinary income (loss) from:
Operations	$(83)	$(124)	$(159)	$(77)
Recapture	$—	$—	$—	$—
Capital gain (loss)	$—	$6	$5	$—

Cash distributions to investors:
Source (on tax basis):
Investment income(1)	$10	$9	$—	$—
Return of capital	$—	$—	$—	$—
Source (on cash basis):
Sales	$—	$—	$—	$—
Refinancing	$—	$—	$—	$—
Operations	$10	$9	$—	$—
Other	$—	$—	$—	$—
Amount (in percentage terms) remaining invested in Program Properties at the end of the last year reported in this Table III				74%

(1)	Cash distributions to investors in 2007 and 2008 were from cash generated from the operations of one property in the fund. Simultaneous with the distributions, an amount equal to 100% of the distributions was contributed by each of the investors to fund scheduled capital contributions for other investments in the fund.

TABLE IV

RESULTS OF COMPLETED PROGRAMS

Not applicable.

TABLE V

SALES OR DISPOSALS OF PROGRAM PROPERTIES

Table V provides summary information on the results of sales or disposals of properties by prior non-public real estate investment programs sponsored by Carter & Associates, L.L.C. and its affiliates having similar investment objectives to ours during the most recent three years ended December 31, 2010. All figures are as of December 31, 2010.

	Date Acquired	Date Sold	Selling Price, Net of Closing Costs and GAAP Adjustments					Costs of Properties Including Closing and Soft Costs			Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Property			Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs	Total
1100 Peachtree Street Associates, LP	12/4/2003	2/6/2007	$77,894,760	$73,874,733	$—	$—	$151,769,493	$73,000,000	$36,991,576	$109,991,576	$14,548,345
Carter HF Partners, LLC	1/30/2006	5/16/2007	$4,947,165	$7,582,502	$—	$—	$12,529,667	$4,465,956	$6,046,643	$10,512,599	$(441,400)
Regents Park I, LLC(1)	8/1/2005	Various	$—	$29,723,895	$—	$—	$29,723,895	$2,387,114	$34,201,525	$36,588,639	$(2,465,597)
CWR Partners West, LLC(2)	8/21/2007	7/10/2008	$3,975	$3,014,105	$—	$—	$3,018,080	$3,014,105	$2,720,857	$5,734,962	$—

(1)	Regents Park I was a condominium development of which individual condominiums were sold at various dates throughout 2007 and 2008. Proceeds were used to pay principal and interest on the outstanding mortgage loan due to the principal investor. In 2009 the Fund’s remaining interest was sold to a third party and the remaining mortgage note in the amount of $29,723,895 was contributed as equity by the investor.

(2)	Represents a 17.75 acre partial sale of this property.